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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                      Under Securities Exchange Act of 1934
                               (Amendment No. 16)*

                           Video Jukebox Network, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                            Thomas K. Pasch, Esquire
                           Saul, Ewing, Remick & Saul
                             3800 Centre Square West
                             Philadelphia, PA 19102
                                 (215) 972-7188
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 8, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                            Page 2 of 7 Pages

         This statement on Schedule 13D/A constitutes Amendment No. 16 ("Amendment No. 16") to the statement on Schedule 13D, dated July 28, 1993 (the "July Statement"), as amended by Amendment No. 1 thereto, dated August 9, 1993 (the "August Amendment"), as amended by Amendment No. 2 thereto, dated September 14, 1993 (the "September Amendment"), as amended by Amendment No. 3 thereto, filed December 21, 1993 (the "December Amendment"), as amended by Amendment No. 4 thereto, dated January 12, 1994 (the January Amendment), as amended by Amendment No. 5 thereto, dated February 10, 1994, and as amended by Amendment No. 6 thereto, dated February 23, 1994 (collectively, the "February Amendments"), as amended by Amendment No. 7 thereto, dated March 9, 1994 (the "March Amendment"), as amended by Amendment No. 8 thereto, dated May 9, 1994 (the "May Amendment"), as amended by Amendment No. 9 thereto, dated July 11, 1994, and as amended by Amendment No. 10 thereto, dated July 28, 1994 (collectively, the "July 1994 Amendments"), as amended by Amendment No. 11 thereto, dated August 9, 1994 (the "August 1994 Amendment"), as amended by Amendment No. 12 thereto, dated January 12, 1995 ("Amendment No. 12"), as amended by Amendment No. 13 thereto, dated September 22, 1995 ("Amendment No. 13"), as amended by Amendment No. 14 thereto, dated May 22, 1996 ("Amendment No. 14"), and as amended by Amendment No. 15 thereto, dated June 11, 1996 ("Amendment No. 15"; the July Statement; as amended by the August Amendment, the September Amendment, the December Amendment, the January Amendment, the February Amendments, the March Amendment, the May Amendment, the July 1994 Amendments, the August 1994 Amendment, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15 are referred to collectively as the "Original Statement"). This Amendment is jointly filed by StarNet, Inc. ("StarNet"), Lenfest Communications, Inc. ("LCI"), H.F. Lenfest ("Lenfest") and StarNet Interactive Entertainment, Inc. ("StarNet INT"; StarNet, LCI, Lenfest and StarNet INT are referred to collectively herein as the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 5 to the August Amendment. Except as amended hereby, the contents of the Original Statement, including its exhibits, are incorporated herein by reference. Any capitalized term not defined herein has the meaning given to it in the Original Statement.

         This Amendment relates to the common stock, par value $.001 per share (the "Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.
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                                                            Page 3 of 7 Pages


Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         A condition to the fulfillment of Liberty Media's obligations to complete the Proposed Transaction was obtaining approval of Liberty Media's Board of Directors. On July 8, 1996, Management of Liberty Media informed the representative of the proposed sellers that the Board of Directors of Liberty Media did not approve the Proposed Transaction. Accordingly, the Letter Agreement, dated May 15, 1996 (as subsequently amended and supplemented by letter agreements dated June 7 and June 21, 1996), has been terminated.

Item 7 of the Original Statement is amended and supplemented as follows:

Item 7.  Material to be filed as Exhibits.

         Exhibit 99.32     Letter Agreement dated June 21, 1996, and
                           accepted on June 25, 1996, between Liberty Media Corporation and StarNet/CEA II Partners and StarNet, Inc.
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                                                            Page 4 of 7 Pages

                                  SCHEDULE 13D


                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC., a         STARNET, INC., a Delaware corporation
Delaware corporation

By: /s/ Harry F. Brooks                 By: /s/ Harry F. Brooks
   ----------------------------             ---------------------------------

As: Vice President                      As:  Vice President

Dated: 7/9/96                           Dated:  7/9/96



H. F. LENFEST                           STARNET INTERACTIVE ENTERTAINMENT, INC.,
                                           a Delaware Corporation

/s/ H.F. Lenfest                        By:  /s/ Harry F. Brooks
- --------------------------------            ------------------------------------

                                            As:  Vice President

Dated: 7/9/96                               Dated: 7/9/96
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                                                            Page 5 of 7 Pages

                                  EXHIBIT INDEX

Exhibit No.                              Description of Document
- -----------                              -----------------------
  99.32 Letter Agreement dated June 21, 1996, and accepted on June 25, 1996, between Liberty Media Corporation and StarNet/CEA II Partners and StarNet, Inc.